

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2022

Joshua Ballard
Chief Financial Officer
Energy Recovery, Inc.
1717 Doolittle Drive
San Leandro, CA 94577

> **Re: Energy Recovery, Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Form 8-K filed August 3, 2022**
> **File No. 001-34112**

Dear Mr. Ballard:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed August 3, 2022

Exhibits

1. We note that the press release filed as Exhibit 99.1 contains several non-GAAP measures, including Adjusted EBITDA. We further note that Adjusted EBITDA is reconciled to income (loss) from operations. Please tell us how you considered Question 103.02 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact William Demarest at 202-551-3432 or Kristi Marrone at 202-551-3429 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction